

BUYCERTIFIABLY

Anne Chambers • 513-328-6775

CERTIFIABLY



CERTIFIABLY EXISTS TO SUPPORT THE GROWING MOVEMENT OF VALUES-DRIVEN BUSINESSES AND CONSUMERS WHO WANT TO DO BUSINESS WITH COMPANIES THAT SHARE THEIR VALUES.

➤ Because we know that the more successful values-driven companies are, **the greater their impact will be.**

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ASPIRATIONALS

THE PROBLEM

➤ People want to do business with companies that share their values. But there is no easy way to find and do business with those companies, either for B2B or B2C.

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OUR SOLUTION

- ➤ Certifiably is a platform that makes it easy to find and do business with values driven companies. We aggregate these companies via their third party certifications including Minority Owned, Women Owned, LGBT, Veteran Owned and B Corp.

- ➤ These certified communities use Certifiably to post RFPs and proposals so they can easily work together.

- ➤ We are "Google for certified businesses." (Jay Moore)

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CERTIFIED COMPANIES WORK WITH CERTIFIED COMPANIES



Certified Companies (CC) can find and work with other Certified Companies within their own Certified Communities.

ie: Women-Owned to Women-Owned

AND ACROSS COMMUNITIES



And across Communities
with other Certified Companies.

ie: Women-Owned to
    B Corps

ENTER CORPORATES AND NON-CERTIFIED BUSINESSES



B CORPS
LGBT
VETERANS
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WOMEN-OWNED
MINORITY

And across Communities
with other Certified Companies.

ie: Women-Owned to
B Corps

CORPORATES
AND NON-CERTIFIED
BUSINESSES
CONSUMERS

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OPPORTUNITY

➤ Addressable Market over $1 Trillion

  ➤ For example, one certified segment, Women Owned Businesses, do between $750B and $1T in annual revenue. We will be targeting five certified segments, all growing. White space includes other certified businesses like Organic, Fair Trade and LEED Certified.

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BUSINESS/REVENUE

. . . .

➤ Transaction Fees

➤ Search Advertising Fees

➤ Subscription Fees

➤ Corporate Vendor Solution (paymaster for vendors to multinationals)

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BUSINESS/REVENUE

One Revenue Stream Example

Using **just transactions fees**, which is *one* of four potential revenue streams, (transaction, search, subscription, and corporate vendor) ….; and

Using **just Women Owned**, which is *one* of our current five certified communities (Women Owned, B Corp, Minority, LGBT, Veteran)

$ 750 B Revenue For Women Owned 2017

- 75 B Profit (10%)

- 225 B Payroll (30%)

- 75 B Rent etc

Total left for cost of goods sold- potential opportunities for Women Owned Companies: $375 B

We capture just 5% of those transaction via our site= $18.7 B. *We charge a .01% transaction fee = $187 M*

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GO-TO-MARKET PLAN

➤ We partner with third party certifying organizations like B Lab for B Corps, WBENC for Women Owned, and NMSDC for Minority Owned.

➤ These partnerships allow us access to their members. We are a value-add to these organizations, and they are happy to promote Certifiably to their members.

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TARGET AUDIENCE: THE ASPIRATIONALS

➤ 40% of Global Public

➤ Defined by:

  ➤ their love of shopping

  ➤ their desire for responsible consumption

  ➤ their trust in brands to act in the best interest of society

  ➤ their support for companies and brands that have a purpose of making a positive difference in society

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COMPETITIVE ANALYSIS

➤ For B2B, lists are available through the third party certifiers and other businesses including ConnXus, a supply chain management platform with a focus on diverse suppliers. Other similar solutions are: Diversity Information Resources, Supplier Connection (closed in 2017), CVM Solutions. These manage databases and processes with a focus on Big Co's finding diverse suppliers.

➤ For small B2B, there are mostly community bulletin boards where you can post a request, and hope someone sees it. Also Fiverr and UpWork offer similar services, but not with our focus.

➤ For consumers, its a process of knowing the company you are looking for, and then finding it via their website or Amazon. Also, Conscious Consumer from New Zealand is doing a good job. Others in the space include Done Good and Shop for Good.

➤ Power of the Purse- an Ecommerce site promoting women businesses.

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GROWTH PROJECTIONS

....

➤ 1,000 members in 12 months

➤ 200 premium **paying** members in 12 months.

CURRENT STATUS

➤ Website launched April 2018.

➤ Beta identified within B Corp community.

➤ Conversations with P&G started.

➤ Conversations with WBENC (Women-Owned) started.

AND...

We will invest 10% of our profits through a partnership with Grameen America to help start and grow even more values-driven businesses.


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THE POWER TO CHOOSE IS THE POWER TO SHAPE THE WORLD

When values-driven companies choose to work with one another, it's more than just good business. It's good for the world. Because the more successful each becomes, the greater impact each can have. Helping to make that happen—making it easier for like-minded, certified, values-based businesses to come together—is our mission. It's our passion. And we think there's real power in it. Enough power, in fact, to fuel an entire movement. One that can help make our world **a better place.**



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